EXHIBIT 2.1
AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER dated as of March 2, 2007 (this “Agreement”) is made and entered into by and among Curtis Acquisition, Inc., a Delaware corporation (“Curtis”), Guardian Zone Technologies, Inc., an Ohio corporation (“Guardian”) and Heatherwood, Inc., a Delaware corporation (“Heatherwood”) (Curtis, Guardian and Heatherwood sometimes are referred to collectively in this Agreement as the “Constituent Corporations”).

WITNESSETH:

WHEREAS, Curtis, Guardian and Heatherwood desire to effect a merger of each of Guardian and Heatherwood with and into Curtis pursuant to the provisions of the Delaware General Corporation Law (the “DGCL”) and the Ohio Revised Code (the “ORC”);

WHEREAS, the Board of Directors of each of Curtis, Guardian and Heatherwood have deemed it advisable and in the best interests of each organization that each of Guardian and Heatherwood merge with and into Curtis upon the terms and subject to the conditions herein provided; and

WHEREAS, the Board of Directors of each of Curtis, Guardian and Heatherwood has, by resolution duly adopted, approved this Agreement and directed that it be executed by the undersigned officers.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties agree that each of Guardian and Heatherwood shall be merged with and into Curtis and that the terms and conditions of the merger, the mode of carrying the merger into effect and certain other provisions relating thereto shall be as hereinafter set forth.
ARTICLE I

The Merger

1.1 Surviving Corporation. Subject to the terms and provisions of this Agreement, and in accordance with the DGCL and the ORC, at the Effective Time (as defined in Section 1.3 hereof), each of Guardian and Heatherwood shall be merged with and into Curtis (the “Merger”). Curtis shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) of the Merger and shall continue its corporate existence under the laws of the State of Delaware. At the Effective Time:

(a) the separate corporate existence of each of Guardian and Heatherwood shall cease;

(b) the Surviving Corporation shall hereupon and thereafter possess all the rights, privileges, powers and franchises of a private nature, and be subject to all the liabilities and duties of each of Guardian and Heatherwood; and all and singular, the rights, privileges, powers and franchises thereof, and all property, real, personal and mixed, and all debts due to each of Guardian and Heatherwood on whatever account, as well for stock subscriptions as all other things in action or belonging to each of Guardian and Heatherwood, shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of each of Guardian and Heatherwood; but all rights of creditors and all liens upon any property of each of Guardian and Heatherwood shall be preserved unimpaired, and all debts, liabilities and duties of each of Guardian and Heatherwood shall attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it;

(c) the assets, liabilities, reserves and accounts of each of Guardian and Heatherwood shall be recorded on the books of the Surviving Corporation at the amounts at which they, respectively, shall then be carried on the books of the Surviving Corporation subject to such adjustments or eliminations of intercompany items as may be appropriate in giving effect to the Merger; and

(d) at the Effective Time, the Board of Directors, and the members thereof, and the officers of the Surviving Corporation shall be the following:
1. Thomas J. Radu
2. Ronald S. Kazdin
3. Donald Klins

1.2 Effect of the Merger. At the Effective Time, the Merger shall have the effects provided for herein and in the relevant provisions of the DGCL and the ORC.

1.3 Effective Time. The Merger shall become effective on the date and at the time at which the filing of each of the Certificate of Merger in the State of Delaware and the Certificate of Merger in the State of Ohio shall have occurred in the manner required to cause the Merger to become effective under the applicable provisions of the DGCL and the ORC (the “Effective Time”).

1.4 Consideration. The consideration for the Merger will be as follows:

(a) Guardian shall pay to the shareholder of the Surviving Corporation, within ninety (90) days of the date of first trading as a publicly traded company Sixty Thousand Dollars ($60,000.00), secured by a promissory note (the “Guardian Note”), which Guardian Note will be substantially in the form attached hereto as Exhibit A;

(b) Guardian shall pay to shareholders of Heatherwood, within five (5) days of the Effective Time of the Merger, Thirty Thousand Dollars ($30,000.00);

(c) the Surviving Corporation shall, at the Effective Time, issue the following shares of its common stock ( the “Shares”) based on a goal of 40,000,000 shares of common stock to be issued and outstanding after the proposed financings:

(i) to the shareholders of Heatherwood as of the date hereof, One Million Six Hundred Thousand (1,600,000) Shares, or the number of Shares equivalent to four percent (4%) of the issued and outstanding Shares on the date thereof, according to the percentage share ownership of such shareholders in Heatherwood immediately prior to the Effective Time; and

(ii) to Guardian Shareholders as of the date hereof Thirty Eight Million Four Hundred Shares (38,400,000), or the number of Shares equivalent to ninety-six percent (96%) of the issued and outstanding Shares on the date thereof, according to the percentage share ownership of such shareholders in Guardian immediately prior to the Effective Time.

1.5 Name Change. Upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and pursuant to such filing, the name of the Surviving Corporation shall be changed to Guardian Zone Technologies, Inc.

1.6 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, title to and possession of any property or right of Guardian and Heatherwood acquired or to be acquired by reason of, or as a result of, the Merger, or (b) otherwise to carry out the purpose of this Agreement, Guardian and Heatherwood and their proper officers shall be deemed to have granted hereby to the Surviving Corporation a irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and the possession of such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Surviving Corporation are hereby fully authorized in the name of Guardian and Heatherwood or otherwise to take any and all such action.

ARTICLE II
Treatment of Shares of the Constituent Corporations

2.1 Curtis Common Shares. Curtis has 100,000,000 shares authorized, all of which are of one class and are shares of common stock, of which 200 Shares are currently issued and outstanding.

2.2 Guardian Common Shares. Guardian has 1,500 shares authorized, all of which are of one class and are common shares, of which 758 are currently issued and outstanding.

2.3 Heatherwood Common Shares. Heatherwood has 100,000,000 shares authorized, all of which are of one class and are shares of common stock, of which 1,000 shares are currently issued and outstanding.

2.4 No Conversion of Shares. No shares of Curtis, Guardian or Heatherwood shall be converted or substituted. Upon the Effective Time of the Merger herein provided for, the issued shares of Guardian and Heatherwood shall be surrendered and extinguished, and, at the Effective Time, each share of Curtis issued and outstanding immediately prior to the Effective Time shall be surrendered and extinguished.

ARTICLE III

Approval; Amendment; Termination

3.1 Approval. This Agreement shall be submitted to the directors of each of Curtis, Guardian and Heatherwood for approval by each of them.

3.2 Amendment. This Agreement may be amended only by the board of directors of each of Curtis, Guardian and Heatherwood by a writing executed by each of the parties hereto; provided, however, that after the approval contemplated by Section 3.1 hereof, there shall be no amendments that (a) alter or change any term of the articles of incorporation of the Surviving Corporation, except for alterations or changes that could otherwise be adopted by the Board of Directors of the Surviving Corporation; or (b) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any class of stock of Curtis, Guardian or Heatherwood.

3.3 Termination. At any time prior to the Effective Time, this Agreement may be terminated and the Merger may be abandoned by the Board of Directors of each of Curtis, Guardian or Heatherwood, notwithstanding approval of this Agreement by the holders of shares of each of Curtis, Guardian or Heatherwood.

3.4 Effect of Termination. If this Agreement is terminated pursuant to Section 3.3 hereof, this Agreement shall become null and void and of no further force and effect, and all obligations of the parties hereto shall terminate and there shall be no liability or obligation of any party hereto or its representatives.
ARTICLE IV

Miscellaneous

4.1 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and the same agreement.

4.2 Statutory Agent in Delaware. The name and address of the statutory agent in Delaware upon whom any process, notice or demand against Guardian or Heatherwood or the Surviving Corporation may be served is:

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

4.3 Statutory Agent in Ohio. The name and address of the statutory agent in Ohio upon whom any process, notice or demand against Guardian or Heatherwood or the Surviving Corporation may be served is:

James W. Margulies
30100 Chagrin Boulevard, Suite 250
Pepper Pike, Ohio 44124

4.4 Assignment. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of each party hereto.

4.5 Waivers. Any waiver by any party of any violation of, breach of, or default under, any provision of this Agreement, or any other agreements provided for herein, by any other party shall not be construed as, or constitute a continuing waiver of such provision, or waiver of any other violation of, breach of, or default under, any other provision of this Agreement or such other agreements.

4.6 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and attested hereto by its duly authorized officers as of the day and year first above written.

Attest:	CURTIS ACQUISITION, INC.
By: /s/ James W. Margulies Name: James W. Margulies Title:	By: /s/ Randall H. Rosenthal Name: Randall H. Rosenthal Title: President
Attest:	GUARDIAN ZONE TECHNOLOGIES, INC.
By: /s/ James W. Margulies Name: James W. Margulies Title:	By: /s/ Thomas J. Radu Name: Thomas J. Radu Title: President
Attest:	HEATHERWOOD, INC.
By: /s/ James W. Margulies Name: James W. Margulies Title:	By: /s/ Douglas G. Furth Name: Douglas G. Furth Title: President